November 2, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

S&P Global Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, which was filed with the Securities and Exchange Commission on November 2, 2023.

S&P Global Inc.

/s/	Alma Rosa Montanez
By:	Alma Rosa Montanez
Chief Corporate Counsel
& Assistant Corporate Secretary